Legg Mason Partners Small Cap Growth Fund

Additional Shareholder Information (unaudited)
Results of a Special Meeting of Shareholders

On November 29, 2005, a Special Meeting of Shareholders was held to approve a new management agreement. The following table provides the number of votes cast for, against, as well as the number of abstentions and broker non-votes for the matter voted on at the Special Meeting of Shareholders.


Item Voted On                     Votes                      Broker
                  Votes For      Against     Abstentions    Non-Votes
New Management 28,146,862.769  589,885.142  1,162,363.319  216,892.949
 Agreement